Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First Community Bancshares, Inc. and subsidiaries for the registration of perpetual preferred stock, a warrant to purchase its common stock and the common stock underlying the warrant, and to the incorporation by reference therein of our report dated March 3, 2006, with respect to the consolidated financial statements for the year ended December 31, 2005, of First Community Bancshares, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP Charleston, West Virginia
December 19, 2008